Exhibit 99.1 - Explanation of Responses

(1) Bedford Oak Advisors, LLC serves as the investment manager to certain private investment funds (the “Funds”) which directly own the Common Stock of the Issuer.  1,585,000 shares of Common Stock of the Issuer were distributed in-kind to an investor in the Funds (the “Investor”) on January 31, 2011 (the “Redemption Date”) in satisfaction of the Investor’s request to redeem its interest in the Funds.

(2) The shares of Common Stock of the Issuer were valued at $0.34 per share for purposes of redeeming the Investor’s interest in the Funds.

(3) Bedford Oak Advisors, LLC serves as the investment manager to the Funds which directly own the Common Stock of the Issuer.

(4) Pursuant to investment management agreements, Bedford Oak Advisors, LLC has investment and voting power with respect to the securities held by the private investment funds that it manages.  Harvey P. Eisen is the managing member of Bedford Oak Advisors, LLC.  In accordance with Instruction 4(b)(iv), the entire amount of the Issuer’s securities held by the private investments funds is reported herein.  The Reporting Persons disclaim any beneficial ownership of any of the Issuer’s securities to which this report relates for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, except to the extent of its indirect pecuniary interest therein, and this report shall not be deemed an admission that any Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.